# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DT Cloud Star Acquisition Corporation, CIK 0002017950
CUSIP: G2853N106
Title of class of securities: Ordinary Shares, par value $0.0001
Address of issuer's principal executive offices: 300 Cadman Plaza West, 12th Floor, Brooklyn, New York (NY), 11201
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0002033916-25-000006
Filed by CIK 0001393825

## Reporting persons
- Hudson Bay Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 546,000; sole dispositive power 0; shared dispositive power 546,000; aggregate amount beneficially owned 546,000 (6.13% of the class)
  Comment: This amendment includes reporting person information that was inadvertently omitted from the previous filing.
- Sander Gerber: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 546,000; sole dispositive power 0; shared dispositive power 546,000; aggregate amount beneficially owned 546,000 (6.13% of the class)
  Comment: This amendment includes reporting person information that was inadvertently omitted from the previous filing.

## Item 1. Issuer
Name of issuer: DT Cloud Star Acquisition Corporation
Address of issuer's principal executive offices: 300 CADMAN PLAZA WEST,12TH FLOOR, BROOKLYN NY 11201

## Item 2. Person Filing
Name of person filing:
This Amendment No. 1 amends and restates its entirety the statement on Schedule 13G filed by the Reporting Persons on February 10, 2025 (the "Original Schedule 13G"), with respect to the shares of Ordinary Shares (as defined in Item 4(a)) because the Original Schedule 13G inadvertently omitted a cover page for Mr. Gerber.

This statement is filed by Hudson Bay Capital Management LP (the "Investment Manager") and Mr. Sander Gerber ("Mr. Gerber"), who are collectively referred to herein as "Reporting Persons."
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 290 Harbor Dr., Stamford, CT 06902.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Gerber is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 8,900,900 ordinary shares, par value $0.0001 (the "Ordinary Shares") of DT Cloud Star Acquisition Corporation (the "Company") outstanding as of November 12, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the Securities and Exchange Commission on November 12, 2024.
The Investment Manager serves as the investment manager to HB Strategies LLC, in whose name the securities reported herein are held. As such, the Investment Manager may be deemed to be the beneficial owner of all Class A Ordinary Shares held by HB Strategies LLC. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities.
Percent of class: 6.13%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hudson Bay Capital Management LP: /s/ Sander Gerber, Sander Gerber, Authorized Signatory (02/10/2025)
- Sander Gerber: /s/ Sander Gerber, Sander Gerber, Individually (02/10/2025)